Exhibit 4.93

Execution version

A NUMBER OF SELLERS AND

500.COM LIMITED

SHARE PURCHASE AGREEMENT
REGARDING THE MULTI GROUP LTD

APPENDICES

Appendix A	Sellers and ownership of the Shares

Appendix 1.3	Group structure

Appendix 4.1	Calculation of Purchase Price

Appendix 5.1	Gaming Authorities

Appendix 6.2 f)	Shareholder´s agreement

Appendix 7.1	Due Diligence

Appendix 7.5.1	Accounts

Appendix 7.5.2	Locked Box Accounts

Appendix 7.6.1	Material Agreements

Appendix 7.7.1	Intellectual Property Rights

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This share purchase agreement including its appendices (this “Agreement”) is entered into on this day (“Signing Date”) between:

(1)	The persons and legal entities set out in Appendix A (jointly the “Sellers” and each a “Seller”); and

(2)	500.com Limited, Reg. No. 186078, a company duly incorporated and organised under the laws of Cayman Islands, having its registered address at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Buyer”).

The Sellers and the Buyer are each referred to as a “Party” and jointly as the “Parties”.

1	Background

1.1	The Sellers own 100% of all issued and outstanding shares in The Multi Group Ltd, a Maltese limited liability company with Reg. No. C 71212 (the “Company”). The Company has a share capital of EUR 10,500 divided into 10,500 shares.

1.2	The Sellers wish to sell the shares set out in Appendix A, corresponding to 93% of all issued and outstanding shares in the Company (the “Shares”).

1.3	The Company is the parent company of the subsidiaries listed in Appendix 1.3 (jointly the “Group Companies” and the Company or any of the subsidiaries listed in the mentioned appendix a “Group Company”).

1.4	The Buyer has expressed an interest to acquire the Shares from the Sellers, and the Sellers have expressed an interest in selling the Shares to the Buyer, subject to the terms and conditions set out in this Agreement.

2	Definitions

2.1	In this Agreement, the following definitions are used:

“Accounting Principles” means the accounting principles which are in accordance with applicable laws and generally accepted accounting principles applied by each Group Company respectively;

“Accounts” means the statutory consolidated audited annual accounts of the Company and the statutory audited annual accounts of each of the Group Companies for the financial year ended on the Accounts Date, attached hereto as Appendix 7.5.1;

“Accounts Date” means 31 December 2016;

“Affiliate” means all companies, partnerships or other forms of legal entities directly or indirectly controlling or controlled by or under common control with a Seller, excluding the Group Companies;

“Borrowings” means any outstanding borrowing and outstanding indebtedness of the Group Companies, including any interest, break-fees, pre-payment fees or similar;

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“Business” means the operational day to day business of the Group Companies as currently conducted;

“Business Day” means a day when banks are open for general banking business in Sweden and in Malta (other than for internet-banking only);

“Claim” means any bona fide claim made by the Buyer against the Sellers in respect of a Loss;

“Closing” means the completion of the transaction contemplated by this Agreement; “Closing Date” means either (i) the date occurring 5 Business Days from the date the necessary approvals or clearances pursuant to Section 5.1 have been received or (ii) such other date as the Parties may agree on in writing;

“Confidential Information” means any information of any kind or nature whatsoever, whether written or oral, including, without limitation, this Agreement, financial information, trade secrets, customer lists and other information, regarding the Buyer, the Sellers and any of the Group Companies which is not known to the general public;

“Due Diligence” means the due diligence procedure described in Section 7.1; “Encumbrance” means an option, lien, mortgage, or any other encumbrance; “EUR” means the currency Euro;

“Gaming Authorities” means the gaming authorities in the jurisdictions listed in Appendix 5.1;

“Intellectual Property Rights” means the intellectual property rights owned or licensed by any of the Group Companies as listed in Appendix 7.7.1;

“Key Employee” means any person employed by a Group Company as of Signing Date with a monthly salary exceeding EUR 4,500;

“Leakage” means (i) any dividend or other distribution in accordance with the Maltese Companies Act to the Sellers (whether in cash or in kind) or any of their Affiliates; (ii) any professional fees, expenses or other costs paid or incurred owing to any adviser of a Group Company for the benefit of the Sellers in connection with the transaction contemplated by this Agreement, excluding professional fees, expenses or other costs paid or incurred to any such adviser prior to or on the Locked Box Date; and (iii) any new Borrowings, guarantees provided or any significant capital expenditure except for in the ordinary course of business;

“Locked Box Accounts” means the consolidated financial statements of the Group Companies for the period ended on the Locked Box Date, attached hereto as Appendix 7.5.2;

“Locked Box Date” means 31 March 2017;

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“Loss” means any direct loss, damage or expense (excluding any indirect or consequential damage, loss or expense), resulting from a breach of the Warranties or other breach of this Agreement by the Sellers;

“Material Agreements” means the agreements listed in Appendix 7.6.1;

“Purchase Price” means the purchase price for the Shares set out in Section 4.1; “Sellers’ Knowledge” means the actual knowledge of the managing director of the Company on the date hereof;

“Taxes” means income taxes, duties, charges and withholding taxes and any other taxes imposed by any tax authority, including penalties and interest relating to such taxes;

“Third Party Claim” means any claim by a third party (including tax and other authorities) against any of the Group Companies; and

“Warranties” means the warranties of the Sellers set out in Section 7.

3	Sale and Purchase

3.1	Upon the terms and subject to the conditions set out in this Agreement, the Sellers agree to sell the Shares, and the Buyer agrees to purchase the Shares, together with all rights attached to them.

3.2	The Shares shall be transferred to the Buyer on the Closing Date after payment of the Purchase Price.

4	Purchase Price and Payment

4.1	The purchase price for the Shares shall be EUR 49,753,803 (the “Purchase Price”), calculated as set out in Appendix 4.1.

4.2	The Purchase Price shall be paid in EUR by the Buyer in immediately available funds as follows:

4.2.1	The sum of EUR 500,000 on the Signing Date to Helmet Ltd´s (as the Sellers’ authorised representative) bank account number 365.015 with Bendura Bank, swift code HYIBLI22 and IBAN: LI11 0880 3103 6501 5000 0 (the “Advance Payment”); and

4.2.2	the sum of EUR 49,253,803 on the Closing Date to the bank accounts as instructed by the Sellers in writing or by e-mail at least within 3 Business Days prior to the Closing Date.

5	Conditions Precedent

5.1	The respective obligations of the Buyer and the Sellers to complete the transaction contemplated by this Agreement shall be subject to the receipt of clearances and approvals by the Gaming Authorities in the jurisdictions listed in Appendix 5.1.

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5.2	In order to obtain the clearances and approvals set out in Section 5.1 above, the Buyer shall prepare and submit qualitative and all (except for criminal records for certain directors which however will be obtained as soon as possible) necessary notifications/applications to the Gaming Authorities no later than 10 Business Days after the Signing Date (and shall submit a copy to the Sellers of such application in advance). All the Buyer’s costs and expenses (including filing and advisors’ fees) shall be borne by the Buyer.

5.3	The Buyer shall use its best endeavours and take all reasonable measures to fulfil the condition precedent set out in Section 5.1 as soon as possible. The Sellers shall procure that the Group Companies provides the Buyer with necessary assistance and information for preparation of such application/filings.

5.4	In the event that the condition precedent set out in Section 5.1 above has not been fulfilled within 8 weeks from the Signing Date or the Buyer in any other way fails to consummate and complete the transaction contemplated by this Agreement, the Sellers shall be entitled (and thereby not obliged), in their sole discretion, to terminate this Agreement forthwith in writing and keep EUR 200,000 of the Advance Payment as liquidated damages. The remaining amount of the Advance Payment (i.e. EUR 300,000) shall be repaid to the Buyer and the Buyer shall not be entitled to any additional compensation of any kind due to such termination.

5.5	The Sellers shall not be entitled to exercise their right to terminate this Agreement in accordance with Section 5.4 above if the Gaming Authorities, during the said 8 weeks period, have given a clear and written indication that the clearances and approvals set out in Section 5.1 will be issued at the latest one week after the said 8 weeks period (i.e. the said 8 weeks will thereby be prolonged with one additional week). For the avoidance of doubt, in the event that the Gaming Authorities, despite their communication, do not issue the clearances and approvals set out in Section 5.1 within said 9 weeks period, the Sellers shall have the right to terminate the Agreement in accordance with Section 5.4 above.

5.6	The Buyer shall, at any time (if not the Sellers have terminated the Agreement in accordance with Section 5.4 above), be entitled to waive any or all condition precedents as set forth in Section 5.1 of this Agreement and complete the transaction contemplated by this Agreement and thereby complete all Closing steps set out in Section 6 below.

6	Closing

6.1	Closing shall take place at the offices of the Company at 10.00 a.m. on the Closing Date. 6.2 At Closing:

a)	the Buyer shall pay the Purchase Price (minus the Advance Payment) in cash to the bank accounts instructed by the Sellers in accordance with Section 4.2.2 above;

b)	the Sellers shall deliver, to the Buyer, a resolution in writing executed in original by the sole director of the Company in terms of Article 33 of the Articles of Association of the Company, and a resolution of the shareholders in original or certified true copy, expressly approving the transfer of the Shares to the Buyer and the registration of the Buyer as a member of the Company in the register of members maintained by the Company;

c)	the Sellers shall deliver, to the Buyer, the register of members of the Company in which the Buyer has been inserted as the owner of all Shares;

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d)	the Sellers shall, if requested by the Buyer, cause the Company to issue powers of attorney, enabling the persons appointed by the Buyer to sign for and on behalf of the Company until new signatories have been duly registered;

e)	the Sellers shall A) deliver consents from i) Red Rake Tech S.L., (ii) Yellow Square S.L., (iii) Playson (Alderney) Ltd, (iv) Leaseweb Netherlands B.V. and (v) Quickspin AB to the change of control of the Company as contemplated by this Agreement and B) notify Wirecard Bank AG regarding the transaction contemplated by this Agreement;

f)	the Buyer shall, and shall procure that Helmet Ltd shall, enter into the shareholder´s agreement on the terms set out in Appendix 6.2 f);

g)	the Sellers shall ensure that all board members of the Group Companies appointed by the Sellers, other than Mr Thomas Biro, retire from their respective offices, unless necessary under local requirements or unless instructed otherwise by the Buyer; and

h)	the Buyer shall appoint new board members to the board of directors of the Group Companies.

6.3	All of the actions to be taken and documents to be executed and delivered by each of the Parties at Closing as set out in Section 6.2 above shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all such other actions, executions and deliveries are complete.

6.4	The Buyer shall procure, with the reasonable assistance of the Sellers, that as soon as possible following Closing, and in no case more than 14 days thereafter, all duly completed statutory forms required for the registration of the transfer of the Shares, the filing of the updated Memorandum and Articles of Association of the Company and the Group Companies reflecting the change of members and directors (if applicable) of the respective companies, together with all other notices, forms, documents and the like required for this purpose are registered with the Registrar of Companies in Malta. All required documentation shall also be provided by the Buyer to the Gaming Authorities (to the extent legally required) confirming that the transfer of the Shares has been completed.

7	Warranties of the Sellers

7.1	The Buyer and its professional advisors have during the period from 6 March 2017 to the Signing Date conducted a due diligence investigation of the Group Companies, during which the Buyer and its advisors have had access to a virtual data room organized by Merrill Corporation, have been given full access to the Group Companies’ operations and financial affairs and have, inter alia, (i) reviewed the data room documents listed in Appendix 7.1, (ii) raised the questions and received the answers listed in said appendix, and (iii) attended management presentations including meetings with the management of the Group Companies (the “Due Diligence”).

7.2	The Sellers makes the following Warranties to the Buyer, all of which are made as of the Signing Date and the Closing Date (unless the context provide otherwise).

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7.3	Corporate Existence and Power

7.3.1	The Group Companies are duly incorporated and validly existing under the laws of the jurisdictions in which they were incorporated, and the Sellers have the requisite power and authority to enter into and perform this Agreement.

7.3.2	None of the Group Companies has filed (or have had filed against them) any petition for their winding-up, are not insolvent within the meaning of applicable laws, rules or regulations or similar requirements, and have not made any assignment in favour of their creditors, nor has any petition for receivership or any administration order been presented in respect of any of the Group Companies. None of the Group Companies has initiated any proceedings with respect to a compromise or arrangement with their creditors or for the dissolution, liquidation or reorganisation of any of the Group Companies or the winding-up or cessation of the Business. No receiver or administrative receiver or liquidator has been appointed in respect of any of the Group Companies or any of their material assets.

7.3.3	All material documentation concerning the Group Companies, including its shareholders register, certificate of incorporation, memorandum and articles of association, minutes from shareholders’ meetings and board meetings (if any) and meetings of any other existing corporate body of the respective Group Company (if any) as well as accounts, financial records and other records required by law, have been properly kept, are up to date, and the required filings of the same have been duly effected with relevant authorities in accordance with the applicable law in the relevant jurisdiction of such Group Company.

7.4	Ownership of the Shares and Capitalisation of the Group Companies

7.4.1	The Sellers own the Shares which constitute 93% of the issued share capital of the Company. The Shares are free and clear from any Encumbrances and there is no agreement to create any Encumbrance over Shares.

7.4.2	All the shares of the subsidiaries listed in Appendix 1.3 are directly owned by the Company as set out in said appendix and the details in said appendix regarding the shares of such subsidiaries are correct and all such shares are fully paid.

7.4.3	There are no arrangements or commitments which call for the issue or transfer of any shares, warrants, convertible debentures or other securities of the subsidiaries listed in Appendix 1.3. The Company’s shares in said subsidiaries are not subject to any Encumbrances.

7.5	Accounts, Accounting Records and Statutory Books

7.5.1	In all material respects, the Accounts, Appendix 7.5.1, give a true and fair view of the financial position and the results of the operations of the Company on a consolidated basis as of the Accounts Date and they have been prepared in accordance with the Accounting Principles.

7.5.2	The Locked Box Accounts, Appendix 7.5.2, have been prepared in accordance with the Accounting Principles as consistently applied by the Group Companies and they give, in all material respects, a true and fair view of the financial position and results of the operations of each of the Group Companies and for the consolidated group as of the Locked Box Date.

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7.5.3	The accounting records of the Group Companies are up-to-date and contain, in all material respects, complete and accurate details of the business activities of the Group Companies to the extent required by applicable law, in the jurisdiction of the respective Group Company, to be included in such records.

7.5.4	Since the Locked Box Date, the Group Companies have carried out the Business in the ordinary course, consistent with past practices and the Sellers have not declared, paid or caused any Leakage.

7.6	Material Agreements

7.6.1	There are no other Material Agreements than those listed in Appendix 7.6.1. The Material Agreements listed in said appendix are in full force and effect and the text of the agreements accurately reflects the contents of the agreements.

7.6.2	To the Sellers’ Knowledge, (i) none of the Group Companies are per the Signing Date in breach or default under any Material Agreement, and (ii) the Group Companies are complying in all material respects with their Material Agreements, and no party to such contracts has per the Signing Date given notice of that it will terminate any such contract.

7.6.3	Except those Material Agreements which have been disclosed that require approval for change of control, no other Material Agreement will become terminable as a result of this Agreement or the Closing.

7.7	Intellectual Property Rights

7.7.1	The respective Group Company is the owner of the Intellectual Property Rights set out in Appendix 7.7.1 or has been granted rights to use such, as applicable and such Intellectual Property Rights are held free and clear of any Encumbrances.

7.7.2	The Group Companies hold (either by ownership or license) all necessary Intellectual Property Rights for conducting their respective business, including all software licenses used in the Business.

7.7.3	No Person infringes any of the Intellectual Property Rights of any of the Group Companies.

7.7.4	In addition to the above, as of the date of this Agreement, apart from the disclosed claim received from Lottoland in respect of a claimed breach of Lottoland’s Intellectual Property Rights, no other Group Company has received any written claim stating that it is in infringement of any Intellectual Property Rights of any other Person. To the Seller’s knowledge none of the Group Companies are infringing any material Intellectual Property rights of any other Person.

7.7.5	To the Sellers’ Knowledge, none of the Group Companies have received any third party claims regarding potential infringement of intellectual property rights except as disclosed to the Buyer during the Due Diligence.

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7.8	Insurance

All material insurance policies in respect of the Group Companies have been disclosed to the Buyer and all such policies are in full force and effect until the Closing Date.

7.9	Employment and labour matters

7.9.1	The Key Employees including their employment contracts have been disclosed during the Due Diligence, and the information in said appendix correctly and exhaustively reflects the full terms of employment for the Key Employees, including their benefits.

7.9.2	None of the Key Employees has given or received notice of termination of his or her employment and, to the Sellers’ Knowledge, no such Key Employee has any current intention of giving such notice.

7.9.3	There are no share incentive, share option, bonus, deferred compensation, profit sharing, severance pay, other incentive scheme or similar arrangements in force with respect to any current or former directors, officers or other employees of the Group Companies.

7.10	Leased Premises and Real Property

7.10.1	All leases, pursuant to which the Group Companies lease real property have been disclosed during the Due Diligence.

7.10.2	The Group Companies occupy and use the leased properties for the sole purpose of conducting the Business.

7.10.3	None of the Group Company owns any real property.

7.11	Taxes

7.11.1	The Group Companies have filed the required tax returns and reports with the appropriate tax authorities and all Taxes that have become due for payment under decisions of appropriate tax authorities have been paid.

7.11.2	There are no tax audits pending with respect to any of the Group Companies.

7.11.3	The Group Companies have not obtained from appropriate tax authorities any subsidies, preferential Tax treatments, state aids or grants of whatever kind, which the Group Companies are not entitled to and which the Group Companies will be obliged to refund or repay in view of the Agreement.

7.12	Litigation

The Group Companies are not engaged in any pending or threatened litigation or arbitration proceedings whether as plaintiffs, defendants or otherwise.

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7.13	Regulatory and Compliance

7.13.1	To the Sellers’ Knowledge, the Group Companies conduct and have conducted their business, in all material respect, in accordance with applicable licences, permits, certificates, authorizations, law and regulations in the relevant jurisdiction of such Group Company, including, for the avoidance of doubt, with respect to gambling operations, information security, data protection and player privacy.

7.13.2	The Group Companies currently hold all licenses, permits, certificates and authorizations required to carry on the businesses conducted by them.

7.13.3	No Group Company, nor any of their directors, officers or employees, agents or representatives has taken any actions in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage.

7.13.4	The Group Companies have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

7.13.5	The operations of the Group Companies are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and anti- money laundering statutes in the relevant jurisdiction of such Group Company and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (together the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Group Companies with respect to Anti-Money Laundering Laws is pending or, to the Sellers’ Knowledge, threatened.

7.14	Ordinary Course

Unless disclosed during the Due Diligence, during the period from Lock Box Date until the Signing Date, no Group Company has operated its business other than in the ordinary course of business and more specifically has not:

a)	incurred any additional Borrowings;

b)	acquired or agreed to acquire any share or other interest in any company, partnership or other venture;

c)	created, allotted or issued any share capital or loan capital of the Group Companies or any option to subscribe for the same;

d)	made any transfer of value, including but not limited to dividend payments, distribution of profits or assets, from the Group Companies;

e)	repaid, redeemed or repurchased any share capital or loan capital of the Group Companies;

f)	made any material amendment to the terms and conditions of employment (including, without limitation, remuneration, pension entitlements and other benefits) of any employee (other than non-material increases of salary in the ordinary course of business) or offered any employee a share option incentive scheme;

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g)	created, amended or agreed to create or amend any Encumbrance over any of its assets;

h)	made any change to its accounting practices or policies or change its accounting reference date;

i)	made any amendment to the articles of association of the Group Companies;

j)	entered into dissolution or winding-up proceedings of the Group Companies;

k)	entered into or amended or terminated a material contract or licence to which it is a party other than in the ordinary course of business;

l)	entered into any transaction with the Seller or any of their Affiliates;

m)	initiated or settled any legal, arbitration or other such proceedings otherwise than for the purpose of debt collection in the ordinary course of business;

n)	decreased any marketing spend or made changes in bonus levels; or o) agreed to enter into any arrangement to do any of the foregoing.

7.15	Information

The information provided to the Buyer in the Due Diligence is, to the Sellers’ Knowledge, true, accurate and complete in all material respect and not misleading and no information which reasonably should have been disclosed by the Sellers acting in good faith to a potential buyer of shares and a company or which a prudent buyer of shares and a company would otherwise reasonably expect to be made available, has been withheld.

7.16	No other Warranties

The Buyer agrees that the Sellers have made no, and the Buyer has not relied on any, express or implied representation or warranty other than the Warranties contained in this Agreement and no action or omission by the Sellers or any of the Group Companies shall be construed as implying any representation or warranty.

8	Warranties of the Buyer

The Buyer make the following warranties to the Sellers, all of which are made as of the Signing Date and as of the Closing Date.

8.1	Corporate Existence and Power

The Buyer is duly incorporated and validly existing under the laws of the jurisdiction in which the Buyer was incorporated, has the requisite power and authority, and the necessary funds, to enter into and perform this Agreement and any other undertaking to be executed by the Buyer pursuant to this Agreement. The Buyer has not filed (or has had filed against it) any petition for its winding up, is not insolvent within the meaning of applicable laws, rules or regulations or similar requirements, and has not made any assignment in favour of its creditors or any class of them, nor has any petition for receivership or any administration order been presented in respect of the Buyer. The Buyer has not initiated any proceedings for a compromise or arrangement with its creditors or for the dissolution, liquidation or reorganisation of the Buyer or the winding- up or cessation of the business the Buyer. No receiver or administrative receiver or liquidator has been appointed in respect of the Buyer or any of its material assets and no execution have been levied upon any of its material assets.

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8.2	Corporate Authorisation and Non-Contravention

8.2.1	This Agreement and any other documents or instruments to be executed by the Buyer pursuant to this Agreement and the performance by the Buyer of its obligations under them, have been duly authorised by all necessary corporate action on the part of the Buyer, and this Agreement, and any other documents or instruments to be executed by the Buyer pursuant to this Agreement, will, when executed, constitute valid and binding obligations of the Buyer in accordance with their respective terms.

8.2.2	The Buyer is not aware of any fact or circumstance which would entitle the Buyer to make a Claim against the Sellers or which the Buyer would reasonably have concluded could lead to a Claim against the Sellers.

8.3	Financing

The Buyer has obtained or will have obtained by the time of Closing the necessary financing for the payment of all amounts to be paid under this Agreement.

9	Covenants

9.1	Conduct of Business

9.1.1	Subject to Section 9.1.2 below, the Sellers shall procure that from the Signing Date to Closing no Group Company will take any corporate or other action (without the prior consent of the Buyer, such consent not to be unreasonably withheld or delayed) to operate its business other than in the ordinary course of business, and, more specifically that no Group Company will take any of the actions listed in Section 7.14 and/or employ any new Key Employees, without the approval of the Buyer.

9.1.2	Provided that the Buyer is informed beforehand, Section 9.1.1 above shall not operate as to restrict or prevent

a)	any matter reasonably undertaken by a Group Company in an emergency or a disaster situation with the intention of minimizing any adverse effect of such situation;

b)	the completion or performance of any obligations undertaken pursuant to any agreement or arrangement entered into by the Group Companies prior to the Signing Date;

c)	any action pursuant to a requirement under applicable law; or

d)	any action provided for under this Agreement.

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9.1.3	The Buyer hereby authorises the individual specified as the Buyer’s contact in Section 17 (Notices) to, during the period between the Signing Date and the Closing Date, represent the Buyer and give such consents as stipulated in Section 9.1.1.

9.1.4	The Sellers hereby authorises the individual specified as the Sellers’ contact in Section 17 (Notices) to, during the period between the Signing Date and the Closing Date, represent the Sellers under this Agreement.

9.2	Non-competition

9.2.1	From the Closing Date until the date falling 36 (thirty-six) months thereafter, the Sellers agree not to, and shall procure that their respective Affiliates shall not, engage or prepare to engage, directly or indirectly, as a principal or for its own account, or solely or jointly with others, or as holder of any shares or business interest in any Person, or in any business which directly competes with the Business of the Group Companies as it is conducted on the Closing Date.

9.2.2	Notwithstanding Section 9.2.1, the Sellers shall be entitled to make investments in listed companies provided that such investment does not exceed five (5) per cent of the votes or issued share capital of the listed company.

9.3	Non-solicitation

From the Signing Date until the date falling 36 (thirty-six) months thereafter, the Sellers undertake to, and shall procure that their respective Affiliates shall, refrain from employing, offering or negotiating employment with, or enticing away, or receiving or accepting the performance of services by, any of the employees of the Group Companies.

10	Indemnification

10.1	Indemnification

10.1.1	Subject to Section 10.2 below, in the event of a breach of any of the Warranties, covenants or agreements made or to be performed by the Sellers pursuant to this Agreement, the Buyer shall be entitled to a reduction of the Purchase Price with an amount corresponding to the Loss EUR by EUR. Consequently, it is specifically agreed that the Sellers’ liability in relation to the Shares is exclusively governed by this Section 10 and thus no remedy whatsoever under the Swedish Sale of Goods Act, the International Sale of Good Act or any other acts, or any similar legal principles in any jurisdiction, shall apply for the transaction under this Agreement or between the Parties.

10.1.2	Instead of compensating the Buyer in accordance with the above, the Sellers shall have the right to remedy the subject matter of a Claim that is capable of being remedied, provided that the Sellers (i) within five Business Days after receipt of a notice of a Claim in accordance with Section 10.2.4 below notify the Buyer that the Sellers will exercise their right to remedy such subject matter of the Claim, and (ii) remedy the subject matter of a Claim within 30 Business Days from such notice.

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10.2	Limitation of Indemnification

The Sellers’ liability in respect of any breach of any of the Warranties, covenants or agreements made or to be performed by the Sellers pursuant to this Agreement is subject to the following limitations:

10.2.1	The Buyer shall not be entitled to a reduction of the Purchase Price unless the aggregate amount of all Losses, subject to any restrictions made under this Section 10, exceeds EUR 300,000, in which case only the excess shall be payable. For the purposes hereof no individual Loss which is less than EUR 50,000 shall be taken into account.

10.2.2	The maximum aggregate liability of the Sellers in respect of all Claims shall in no event exceed 25 % of the Purchase Price.

10.2.3	Each Sellers’ liability under this Agreement is individual (and not jointly) and shall not exceed the portion of a Claim equal to such Sellers’ portion of the Purchase Price.

10.2.4	No Claim shall entitle the Buyer to a reduction of the Purchase Price unless notice in writing of any such Claim, accompanied by reasonable particulars thereof specifying the nature of the Claim and, as far as practicable, the amount of the Loss, has been given to the Sellers within 30 days from the date when the Buyer or the relevant Group Company became aware of the circumstances giving rise to the Claim, and in any event no later than 18 months after the Closing Date. Any such Claim which may be made, which has not been previously satisfied, settled or withdrawn, shall be deemed to have been withdrawn four months subsequent to when the Claim was made, unless legal proceedings in accordance with in Section 20 below have been commenced against the Sellers in respect thereof by then.

10.2.5	For the purposes of this Agreement, a liability, which is contingent, shall not constitute a Loss unless and until such contingent liability becomes an actual liability and is due and payable.

10.2.6	If any Loss is a tax deductible item, or relates to an untaxed reserve, the recoverable Loss shall be reduced by an amount equivalent to the Loss multiplied by the actual corporate tax rate applicable in the relevant jurisdiction of the Group Companies (or, as the case may be, the Buyer) during the relevant fiscal year.

10.2.7	No Claim may be made and no liability shall arise if and to the extent that

a)	such Claim is based on facts or circumstances which have been disclosed to the Buyer or its advisors in this Agreement, during the Due Diligence or otherwise through the information disclosed in writing or by e-mail to the Buyer, or which were otherwise known or reasonably should have been known to the Buyer or the Buyer´s advisors prior to the Closing Date. The Buyer specifically understand that the Warranties do not release the Buyer from carrying out a prudent investigation of the state of affairs of the Group Companies;

b)	a provision or allowance for the matter of the Loss (whether as a specific reserve or as a general reserve) has been made in the Accounts, or the same is otherwise taken account of or reflected in the Accounts;

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c)	such Claim occurs as a result of the passing of any legislation not in force at the Closing Date, or which takes effect retroactively, or occurs as a result of any increase in the tax rate in force on the Closing Date or any change in the generally established practice of the relevant tax authorities or courts;

d)	such Claim which is recoverable under an insurance policy or which would have been recoverable had the insurance protection level, which existed at the Closing Date, been continued; or

e)	such Claim would not have arisen but for an act, omission or transaction carried out by any Buyer, or persons deriving title from any Buyer or any of the Group Companies after the Closing Date.

10.3	Third Party Claims

10.3.1	In case a Third Party Claim that could lead to a breach of any of the Warranties should come to the Buyer´s knowledge, the Buyer, in order to preserve its right to bring a Claim against the Sellers, either itself, or shall procure that the relevant Group Company:

a)	shall give notice thereof to the Sellers in accordance with Section 10.2.4;

b)	shall not make any admission of liability and not agree to settle or compromise with any person, body or authority in relation thereto, without obtaining the prior written consent of the Sellers;

c)	procure that the Sellers are able to provide advice and non-binding recommendations to the Buyer with respect to a potential Third Party Claim;

d)	shall give the Sellers, or the Sellers’ duly authorised representatives, reasonable access to the personnel of the Buyer and/or the relevant Group Company, as the case may be, and to any relevant premises, accounts, documents and records within their respective possession, and to take copies thereof, in order to enable the Sellers, or the Sellers’ duly authorised representatives, to examine the basis of any potential Third Party Claim.

10.3.2	If the Sellers make any payment to the Buyer as a settlement of a Claim and the Buyer or any of the Group Companies have the right to recover from any third party any amount that has formed the basis of the Claim, the Buyer shall promptly and without request from the Sellers assign that right to the Sellers.

11	Specific Indemnities

11.1	Notwithstanding any limitation of the Sellers’ liability set forth in this Agreement, except for (i) the cap in Section 10.2.2 and (ii) each Sellers’ liability in Section 10.2.3 which shall apply, the Sellers shall indemnify and hold the Buyer or the Group Companies harmless

a)	from any and all costs, losses, liabilities or expenses arising out of or in relation to any and all liability arising out of the alleged breach of Lottoland’s intellectual property rights prior to Closing;

b)	from any and all liability arising under the Occupational Health and Safety Act, in respect of an alleged offence committed prior to Closing in relation of the holding a risk assessment of the place of work; and

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c)	from the amount of any Taxes that the Sellers or the Group Companies incurred or are assessed, in connection with the Sellers’ or relevant Group Company’s failure to timely file any and all Tax report, pay or remit, or any failure of Sellers or the Group Companies to withhold or to assist in withholding from payments to Sellers any Taxes arising from the transaction contemplated by this Agreement or the transfer of the intellectual property rights to the Company’s subsidiary Multi Warehouse Ltd.

12	Confidentiality

12.1	Each Party undertakes not to use or disclose any Confidential Information unless (i) required to do so by law or pursuant to any order of court or other competent authority or tribunal (ii) required to do so by any applicable stock exchange regulations or the regulations of any other recognised market place (iii) such disclosure has been consented to by the other Party in writing (such consent not to be unreasonably withheld) or (iv) to its professional advisers who are bound to such Party by a duty of confidence which applies to any information disclosed. If a Party becomes required, in circumstances contemplated by (i) or (ii) to disclose any information, the disclosing Party shall use its reasonable endeavours to consult with the other Party prior to any such disclosure.

12.2	If this Agreement is terminated, irrespective of the cause of such termination, the Buyer shall – and shall procure that its advisors – upon a request in writing from the Sellers, return or destroy any document containing Confidential Information, and any copy thereof.

13	Announcements

13.1	All press releases, public announcements and public relations activities by the Parties with regard to this Agreement or the transaction contemplated by it shall be mutually approved by the Parties in advance of such release or announcement. A Party shall, however, not be prevented from, after reasonable consultation with the other Party, disclosing such information which is required under applicable law or stock exchange regulations.

13.2	Notwithstanding Section 13.1 above, the Buyer undertakes, on Signing Date, to announce to the public (including applicable stock exchange) the announcement as per SEC rules.

14	Costs

Each Party shall pay its own costs and expenses in connection with the preparation and completion of the transaction contemplated by this Agreement.

15	Entire Agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements with respect to the subject matter hereof.

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16	Amendments and Waivers

This Agreement may only be amended by an instrument in writing duly executed by the Parties. No change, termination, modification or waiver of any provision, term or condition of this Agreement shall be binding on the Parties, unless it is made in writing.

17	Notices

17.1	All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a Party when:

a)	delivered by hand, on the day of delivery;

b)	delivered by e-mail, upon confirmation by the receiving Party.

17.2	All such notices and communications shall be addressed as set out below or to such other addresses as may be given by written notice in accordance with this Section.

If to the Sellers:	Helmet Ltd
Suites 41/42, Victoria House,
26 Main Street, Gibraltar
GX 11 1AA, Gibraltar
E-mail: thomas@themultigroup.com

With a copy (not serving as	Grey Advokatbyrå AB
a notice) to:	Attention: Philip Asmar
Birger Jarlsgatan 12, 114 34 Stockholm,
Sweden
E-mail: philip.asmar@greyadvokat.se

If to the Buyer:	500.com Limited
Attention: Tianshi Zhou
Vice President of Corporate Development
500.com Building, Shenxianling Sports
Center, Longgang District,
Shenzhen, China
E-mail: zhouts@500wan.com

With a copy (not serving as	WH Partners
a notice) to:	Attention: Robert Zammit
Level 5, Quantum House, 75 Abate Rigord Street, Ta' Xbiex XBX 1120
Malta
E-mail: robert.zammit@whpartners.eu

18	Assignments

No Party may assign, delegate, sub-contract, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement without the prior written consent of the other Party.

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19	Partial Invalidity

If any provision of this Agreement or the application of it shall be declared or deemed void, invalid or unenforceable in whole or in part for any reason, the remaining provisions of this Agreement shall continue in full force and effect. The Parties shall seek to amend such void, invalid or unenforceable provisions and thereby this Agreement in order to give effect to, so far as is possible, the spirit of this Agreement and to achieve the purposes intended by the Parties.

20	Governing Law and Disputes

20.1	This Agreement shall be governed by and construed in accordance with the laws of Sweden.

20.2	Any dispute, controversy or claim arising out of, or in connection with, this Agreement, or the breach, termination or invalidity of the Agreement, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The place of arbitration shall be Stockholm, Sweden. The language to be used in the arbitral proceedings shall be English. The arbitral tribunal shall be composed of three arbitrators.

20.3	The Parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of the other Party. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way his rights in connection with the dispute, or if obligated to do so pursuant to statute, regulation, a decision by an authority, a stock exchange agreement or similar.

20.4	In case this Agreement or any part of it is assigned or transferred to a third party, such third party shall automatically be bound by the provisions of this arbitration clause.

____________________________

[SIGNATURE PAGE TO FOLLOW]

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This Agreement has been duly executed in two originals, of which the Sellers have taken one and the Buyer have taken one.

26 May 2017

ATHENA NIKOU HOLDING AB	500.COM LIMITED

/s/ Athena Nikou	/s/ Zhengming Pan
Athena Nikou	Zhengming Pan (CEO, Director)

/s/ Bo Yu
Bo Yu (Director)

KARL RAUSING HOLDING AB

/s/ Karl Rausing
Karl Rausing

CROSSBONE LTD

/s/ Maria Zembyla
Maria Zembyla

DC COACHING AB

/s/ Maria Hamrin
Maria Hamrin

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MR BILL SVERIGE AB

/s/ Edvard Plepel
Edvard Plepel

JENNY PLEPEL HOLDING AB

/s/ Jenny Plepel
Jenny Plepel

PER WIDELÖV HOLDING AB

/s/ Per Widelöv
Per Widelöv

ANNA WIDELÖV HOLDING AB

/s/ Anna Widelöv
Anna Widelöv

TOLGA ISLERCELIK HOLDING AB

/s/ Tolga Islercelik
Tolga Islercelik

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BATES HOLDINGBOLAG AB

/s/ Michael Evenholt
Michael Evenholt

WILHELM BUHRING HOLDING AB

/s/ Wilhelm Bühring
Wilhelm Bühring

JOHAN TÖRNSTRÖM HOLDING AB

/s/ Johan Törnström
Johan Törnström

TIMOTHY AB

/s/ Tim Holmberg
Tim Holmberg

HELMET LTD

/s/ Thomas Biro
Thomas Biro

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/s/ Jonas Ejevärn
Jonas Ejevärn

/s/ Ivan Fialdini
Ivan Fialdini

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